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SEC FILE NUMBER
0-49649

CUSIP NUMBER
728127101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Playlogic Entertainment, Inc.

Full Name of Registrant
Donar Enterprises, Inc.

Former Name if Applicable
Concertgebouwplein, 13, 1071 LL

Address of Principal Executive Office (Street and Number)
Amsterdam, The Netherlands

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is still in the process of completing its financial statements for the quarterly period ended September 30, 2006. As a result, the Registrant is seeking the extension provided by filing this Form 12b-25 in order to allow it more time to complete preparation. The Registrant is working diligently to analyse and accurately report its financial performance, but because of the change of auditor as announced by the Registrant on August 22, 2006 in a current report on Form 8-K, the Registrant cannot make the timely filing and the delay could not be eliminated without unreasonable effort or expenses. Because of the time required for fully informing and updating the new auditor on the nature and complexity of the Registrant amongst others related to the reverse merger accounting (FY 2005), the Registrant was unable to complete its financial statements for the quarterly period ended September 30, 2006 and file its quarterly report on Form 10-QSB on or before the reporting deadline. Management has been working diligently to analyze and accurately report its financial performance. The Registrant expects that it will be able to complete the work in time for the Registrant to file its Form 10-QSB for the quarterly period ended September 30, 2006 prior to the reporting deadline provided by such extension. No auditors’ statement or other exhibits required by Rule 12b-25(c) is applicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Willem M. Smit	31	20-676-0304
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Registrant anticipates that its results of operations for the quarterly period ended September 30, 2006 will change significantly from the results of operations for the same period ended September 30, 2005. For the reasons stated in Part III, a reasonable estimate of the quantitative operation results of the Registrant cannot be accurately made as of this date.

Playlogic Entertainment, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2006	By	/s/ Willem M. Smit

Willem M. Smit Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).